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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

NEON Communications Group, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
64050T 101
(CUSIP Number)
Benjamin R. Preston
196 Van Buren Street
Herndon, Virginia 20170
(703) 434-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 24, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	64050T 101

1	NAMES OF REPORTING PERSONS: RCN Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
22-3498533

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		14,716,798 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

14,716,798 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1) Represents the aggregate number of outstanding shares of the issuer’s capital stock held by Loeb Partners Corporation, Karen Singer, Trustee for Singer Children Management Trust, and LC Capital Master Fund, Ltd., each of whom entered into a Support Agreement, dated June 24, 2007, with RCN Corporation, a Delaware corporation (“RCN”), obligating the stockholder to vote such shares in favor of matters related to the merger of the issuer, and with respect to which such stockholders granted RCN an irrevocable proxy granting RCN the right to vote on each such stockholder’s behalf in favor of such matters. For more information regarding the securities holdings of Loeb Partners Corporation, Karen Singer, Trustee for Singer Children Management Trust, and LC Capital Master Fund, Ltd., please see Schedule B, attached hereto. RCN expressly disclaims beneficial ownership of any of the shares of issuer’s capital stock subject to the Support Agreements and proxies.
(2) Based on 48,881,655 shares of the issuer’s common stock outstanding as of June 24, 2007, as represented by the issuer in the Agreement and Plan of Merger discussed in Items 3 and 4 below.
Item 1. Security and Issuer
     The class of equity securities to which this statement relates is common stock, $0.01 par value, of NEON Communications Group, Inc., a Delaware corporation (“NEON”). The principal executive offices of NEON are located at 2200 West Park Drive, Westborough, Massachusetts, 01581.
Item 2. Identity and Background
(a) The name of the corporation filing this statement is RCN Corporation, a Delaware corporation, hereinafter sometimes referred to as “RCN.”
(b) The address of RCN’s principal office is 196 Van Buren Street, Herndon, Virginia, 20170.
(c) RCN is a facilities-based, competitive provider of video, high-speed data and voice services.
(d) Neither RCN nor, to RCN’s knowledge, any person named on Schedule A attached hereto during the last five (5) years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Neither RCN nor, to RCN’s knowledge, any person named on Schedule A attached hereto during the last five (5) years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) To RCN’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.
     Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of RCN as of the date hereof.
Item 3. Source and Amount of Funds or Other Consideration
     RCN and a direct, wholly owned subsidiary of RCN (“Merger Sub”) entered into an Agreement and Plan of Merger, dated as of June 24, 2007, which is incorporated by reference herein as Exhibit 1 (the “Merger Agreement”), with NEON that provides for the merger of Merger Sub with and into NEON (the “Merger”) with NEON continuing as the surviving corporation after the Merger. As a result of the Merger, NEON will become a wholly owned subsidiary of RCN. As an inducement for RCN to enter into the Merger Agreement and in consideration thereof, certain stockholders of NEON identified on Schedule B (collectively, the “Stockholders”), each entered into a separate Support Agreement with RCN, dated June 24, 2007, as more fully described in Item 4, whereby each Stockholder agreed that at any meeting (or any adjournment or postponement thereof) of the holders of NEON Capital Stock (as defined in Item 4 below) or in connection with any written consent of the holders of

NEON Capital Stock, such Stockholder will vote all of its shares of NEON Capital Stock currently beneficially owned by such Stockholder or acquired by such Stockholder after such date in favor of matters contemplated in the Merger Agreement. Each of these Stockholders also granted RCN an irrevocable proxy granting RCN the right to vote such shares in favor of such matters (the support agreements and proxies together are referred to herein as the “Support Agreements”). RCN did not pay additional consideration to the Stockholders in exchange for the Support Agreements.
     References to, and descriptions of, the Merger, the Merger Agreement and the Support Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement incorporated by reference as Exhibit 1 to this Schedule 13D and the form of Support Agreement incorporated by reference as Exhibit 2 to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.
Item 4. Purpose of Transaction
(a) — (b) As described in Item 3 above, this Schedule 13D relates to the proposed merger of RCN with NEON pursuant to the terms of the Merger Agreement. To induce RCN to enter into the Merger Agreement, the Stockholders entered into the Support Agreements. The purpose of the Support Agreements is to facilitate the consummation of the Merger.
     The Merger Agreement provides that, upon consummation of the Merger, each share of NEON common stock (“NEON Common Stock”) and each share of 6% Series A Cumulative Convertible Preferred Stock of NEON (“NEON Preferred Stock,” together with NEON Common Stock, “NEON Capital Stock”) issued and outstanding immediately prior to the Merger (other than shares held by dissenting stockholders) will be cancelled and converted into the right to receive an amount in cash equal to between $5.15 and $5.25 (the “Merger Consideration”) upon surrender of the certificate that formerly evidenced such share of NEON Common Stock or NEON Preferred Stock, as applicable. Also at the Effective Time (as defined in the Merger Agreement) of the Merger, each share of NEON Common Stock and NEON Preferred Stock issued and outstanding immediately prior to the Merger that is owned by RCN, Merger Sub, an RCN subsidiary or NEON (as treasury stock) will be cancelled, and each outstanding option to acquire NEON Common Stock granted under the Globix Corporation 2003 Stock Option Plan and the NEON Communications, Inc. Stock Incentive Plan will be cancelled and the holder of such option will be entitled to receive an amount equal to the excess, if any, of the Merger Consideration per share over the applicable exercise price per share of the NEON option, less any withholding taxes and interest. In addition, each NEON warrant will become immediately exercisable at the Effective Time of the Merger for an amount equal to the Merger Consideration per share of NEON Common Stock or NEON Preferred Stock, as applicable. Furthermore, at the Effective Time of the Merger, each share of common stock of Merger Sub issued and outstanding immediately prior to the Merger will be cancelled and converted into one share of common stock of the surviving corporation.
     By executing the Support Agreements, the Stockholders have agreed to vote all of the shares of NEON Capital Stock currently beneficially owned by them or acquired prior to the expiration of the Support Agreement (i) in favor of the Merger and the approval and adoption of the terms of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof), unless there has been an adverse recommendation change by NEON, and (ii) except as otherwise agreed to in writing in advance by RCN, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving NEON; (B) any sale, lease or transfer of a material amount of the assets of NEON, or a reorganization, recapitalization, dissolution or liquidation of NEON; (C) any change in the persons who constitute the board of directors of NEON that is not approved in advance by at least a majority of the persons who were directors of NEON as of the date of the Support Agreements (or their successors who were so approved); (D) any material change in the present capitalization of NEON or any amendment of NEON’s certificate of incorporation or bylaws not otherwise permitted under the Merger Agreement; or (E) any other action or proposal involving NEON that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone, or adversely affect the transactions contemplated by the Merger Agreement. The Support Agreements grant irrevocable proxies to RCN granting RCN the right to vote such shares as specified in clauses (i) and (ii) above. The Support Agreements terminate upon the earlier to occur of (a) the mutual consent of RCN and the Stockholder in writing, (b) the Effective Time (as defined in the Merger Agreement), (c) the termination of the Merger Agreement pursuant to

Article VII thereof, (d) the End Date (as defined in the Merger Agreement and determined without regard to any amendment to the Merger Agreement), (e) an amendment to the Merger Agreement that reduces or otherwise changes the form of the Merger Consideration to which the NEON stockholders would have been entitled, or (f) there has been an adverse recommendation change by NEON which remains in effect and is not withdrawn for a period of 30 days.
(c) Not applicable.
(d) From and after the Effective Time of the Merger, the directors and officers of the surviving corporation shall be the directors and officers of the Merger Sub at the Effective Time of the Merger, until the earlier to occur of the resignation or removal of such directors and officers or until their respective successors are duly elected or appointed in accordance with the applicable law.
(e) Other than as a result of the Merger described in Item 3 and above in this Item 4, not applicable.
(f) Other than as a result of the Merger described in Item 3 and above in this Item 4, not applicable.
(g) Other than as a result of the Merger described in Item 3 and above in this Item 4, not applicable.
(h) — (j) Not applicable.
Item 5. Interest in Securities of the Issuer
(a) — (b) As a result of the Support Agreements, RCN may be deemed to be the beneficial owner of 13,412,646 currently outstanding shares of NEON Common Stock and 1,281,425 shares of NEON Preferred Stock which are convertible into an equal number of shares of NEON Common Stock, and 22,727 shares of NEON Common Stock issuable upon exercise of options or warrants, for a total of 14,716,798. This number of shares of NEON Capital Stock represents approximately 29.3% of the issued and outstanding shares of NEON Capital Stock based on the number of shares of NEON Capital Stock outstanding as of June 24, 2007 (as represented by NEON in the Merger Agreement). RCN disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by RCN as to the beneficial ownership of such shares. To RCN’s knowledge, no shares of NEON Capital Stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D, except that Mr. Aquino has beneficial ownership of an aggregate of 332,155 shares of NEON Common Stock issuable upon exercise of warrants held by him, which have exercise prices ranging from $3.00 to $4.75, and Mr. Aquino would have sole voting and dispositive power over any such shares issued upon exercise of the warrants. RCN disclaims beneficial ownership of any such shares of NEON Common Stock held by Mr. Aquino and such shares are not included in the number of shares benefically owned by RCN as reported herein.
(b) RCN may be deemed to have shared voting power of the 14,716,798 shares of NEON Capital Stock held by the Stockholders due to RCN’s right under the Support Agreements to direct the voting of such shares with respect to the matters specified in the Support Agreements (and to vote such shares in accordance with the proxies). However, RCN does not control the voting of such shares with respect to other matters, and does not possess any other rights as a NEON stockholder with respect to such shares. Information required by Item 2 (a)-(c) with respect to each Stockholder is set forth on Schedule B. To RCN’s knowledge, none of the persons identified on Schedule B (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five (5) years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five (5) years.
(c) Except for the Merger Agreement and the Support Agreements, and the transactions contemplated by those agreements, to RCN’s knowledge, no transactions in NEON Capital Stock have been effected during the past sixty (60) days by any person named pursuant to Item 2.
(d) To RCN’s knowledge, no person other than the Stockholders identified on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The terms of the Support Agreements are described under Item 4(a)-(b) above. The Support Agreements also apply to any shares of NEON Capital Stock acquired by the parties to such agreements after the date of the Support Agreements.
Item 7. Material to Be Filed as Exhibits
The following documents are incorporated by reference as exhibits:

Exhibit No.	Title

1	Agreement and Plan of Merger, dated June 24, 2007, by and among RCN Corporation, Raven Acquisition Corporation, and NEON Communications Group, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by RCN Corporation on June 25, 2007).

2	Form of Support Agreement, dated June 24, 2007, by and between RCN Corporation and certain stockholders of NEON Communications Group, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by RCN Corporation on June 25, 2007).
Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 2, 2007

RCN Corporation
By:	/s/ Benjamin R. Preston
Name:	Benjamin R. Preston
Title:	Senior Vice President and General Counsel

SCHEDULE A
Directors and Executive Officers of RCN Corporation
     The following table sets forth the name and present principal occupation or employment of each director and executive officer of RCN Corporation. The business address of each person listed below is c/o RCN Corporation, 196 Van Buren Street, Herndon, Virginia 20170.
Board of Directors

Name	Principal Occupation or Employment
James F. Mooney	Chairman of RCN Corporation; Chairman of Virgin Media Inc.
Peter D. Aquino	President and Chief Executive Officer of RCN Corporation
Benjamin C. Duster, IV	Senior Adviser at Watermark Advisors LLC
Lee S. Hillman	Executive Chairman and Chief Executive Officer of Power Plate International
Michael E. Katzenstein	Executive Vice President of Pacific Crossing Limited and PC Landing Corp.
Theodore H. Schell	Managing Director at Liberty Associated Partners LLP
Daniel Tseung	Managing Director at Sun Hung Kai Properties Direct Investments Ltd.; Director of Investments for SUN eVision Holdings Limited
Executive Officers

Name	Title
James F. Mooney	Chairman
Peter D. Aquino	President and Chief Executive Officer
Michael T. Sicoli	Executive Vice President and Chief Financial Officer
John D. Filipowicz	President, Residential Markets
Benjamin R. Preston	Senior Vice President, General Counsel and Secretary
PK Ramani	Senior Vice President and Chief Service Officer
Richard Ramlall	Senior Vice President, Strategic and External Affairs
Leslie Sears	Senior Vice President and Controller

SCHEDULE B
Parties to Support Agreements with RCN Corporation
     The following table sets forth the name and principal occupation or employment of each stockholder of NEON Communications Group, Inc. that has entered into a Support Agreement with RCN Corporation in connection with the Merger Agreement, and the aggregate number of shares of NEON Capital Stock held by each such person as of June 24, 2007.*

Total Beneficial Ownership of
Name	State or Other Place of Organization	Shares as of June 24, 2007
Loeb Partners Corporation	Delaware	4,533,489 (1)
Karen Singer, Trustee	N/A (individual)	4,556,009 (2)
LC Capital Master Fund, Ltd.	Cayman Islands	5,627,300 (3)

*	As noted in Item 6 above, the Support Agreements also apply to any shares of NEON Capital Stock acquired by the parties to such agreements after the date of the Support Agreements. The above table includes the total shares of NEON Capital Stock held as of June 24, 2007.

(1)	Includes 4,413,625 shares of currently outstanding NEON Common Stock and 119,864 shares of 6% Series A Cumulative Convertible Preferred Stock, which are convertible into an equal number of shares of NEON Common Stock.

(2)	Includes 3,856,910 shares of currently outstanding NEON Common Stock and 699,099 shares of 6% Series A Cumulative Convertible Preferred Stock, which are convertible into an equal number of shares of NEON Common Stock.

(3)	Includes 5,142,111 shares of currently outstanding NEON Common Stock and 462,462 shares of 6% Series A Cumulative Convertible Preferred Stock, which are convertible into an equal number of shares of NEON Common Stock, and options and warrants to purchase 22,727 shares of NEON Common Stock.

EXHIBIT INDEX

Exhibit No.	Title

1	Agreement and Plan of Merger, dated June 24, 2007, by and among RCN Corporation, Raven Acquisition Corporation, and NEON Communications Group, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by RCN Corporation on June 25, 2007).

2	Form of Support Agreement, dated June 24, 2007, by and between RCN Corporation and certain stockholders of NEON Communications Group, Inc. (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by NEON Communications Group, Inc. on June 25, 2007).